

March 4, 2011

Ms. Debby R. Zurzolo
Executive Vice President, Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

> **Re:** **The Cheesecake Factory Incorporated**
> **Form 10-K for the Year Ended December 29, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 000-20574**

Dear Ms. Zurzolo:

We have reviewed your responses to the comments in our letter dated January 24, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Fiscal 2009 Award Program under the 2005 Incentive Plan, page 48

1. While we note your response to our prior comment two, we did not see an expanded justification for your belief that disclosure of Guest Satisfaction Scores may be omitted due to the risk of competitive harm. In providing us your analysis, please discuss your concern that customers may choose not to dine in your restaurants if they do not perceive the Guest Satisfaction Score as being at an acceptable level when it appears from your January 10, 2011 response letter that the company achieved its Guest Satisfaction Score performance target for fiscal year 2009. Additionally, please provide us with your analysis of the competitive disadvantage to you if you disclose your scores and your

competitors choose not to do so as it appears that other competitors disclose what appears to be a similar score. For guidance please refer to Compliance and Disclosure Interpretation 118.04 of Regulation S-K. Finally, to the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at 202-551-3601 or me at 202-551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Ms. Debby R. Zurzolo
                (818) 871-8325